Exhibit 26(d)(3):  Additional Insured Rider, Form No. 41343-4/06

ADDITIONAL INSURED RIDER

This rider is part of the policy to which it is attached.  It must be read with all policy provisions.  This rider does not participate in our surplus earnings.  This rider has no loan or cash surrender value.  Except as provided below, this rider is subject to all the terms of your policy.  This rider takes effect on the policy date, or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us.  The owner of the policy is the owner of this rider.

Definitions

The Additional Insured is the person named in the application for this rider and is shown in the Schedule.  The Additional Insured must be either the spouse or a child of the insured under the base policy.  Any rider providing benefits, based on the disability of the insured under the policy, does not pertain to a disability of the Additional Insured.  Any other benefit attached to the policy which refers to “insured” does not mean the Additional Insured.

The attained age of the Additional Insured at any time is the Additional Insured’s age shown in the Schedule increased by the number of years since the effective date of this rider.

Death Benefit

We will pay to the beneficiary of this rider the term insurance amount applicable to the Additional Insured upon receipt of proof that the Additional Insured person died while this coverage was in force.  The Additional Insured Rider benefit is a level amount as shown on the Schedule.  The minimum amount required to issue this rider is $10,000 for issue ages, as defined in the base policy, under age 15, and $50,000 for higher issue ages.

Payment of proceeds will be increased by any interest in the same manner as provided by your policy.  We may deduct from the payment, any cost of insurance monthly deduction for this benefit that is unpaid during the grace period.

Cost of Insurance

The cost of insurance for this rider is determined monthly and is deducted from the account value of the policy on each monthly processing date until this rider terminates.  The cost of insurance for the term insurance benefit under this rider is based on the Additional Insured’s gender, premium class, age at issue of this rider and the number of years since the effective date of this rider.  The cost of insurance on the Additional Insured is calculated as the monthly cost of insurance rate (as determined by us from time to time) multiplied by the death benefit (in thousands) in force on the Additional Insured.

The monthly guaranteed cost of insurance rates per $1,000 for this rider are shown in the policy in the Table of Guaranteed Rates.  These rates apply to a non-rated standard or preferred insured and should be adjusted by any rating factor and/or flat extra amount for the Additional Insured.  The rating factor and flat extra amount, if any, are shown in the Schedule.

Changes in Insurance Coverage

Increases

After the first monthly processing date following the effective date of this rider, you may make a written request to increase the coverage under this rider, subject to the following:

1.                   An increase in coverage under this benefit must be for an amount of at least $25,000.

2.                   An increase must be applied for on a supplemental application.  The term amount cannot be more than the stated death benefit in effect on the insured under your policy.  An increase shall be subject to proof satisfactory to us of the Additional Insured’s insurability for the same premium class as this rider according to our normal rules.

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3.                   An increase will be effective on the monthly processing date on or next following our approval.

4.                   An increase is subject to the sufficiency of account values, less any policy loan, to cover the monthly deductions under the policy following the increase for the next two policy months.

5.                   We will send you a new policy Schedule showing the increase.

Decreases

After this rider has been in effect for one year, you may make a written request to decrease the coverage under this rider, subject to the following:

1.                   A decrease in coverage under this benefit must be for an amount of at least $1,000.

2.                   A decrease will become effective on the monthly processing date on or next following the date we receive the written request.  The new term amount cannot be less than the minimum amount required to issue this rider.  The decrease shall reduce insurance provided by this rider in the following order:

a.       insurance provided by the most recent increase;

b.       the next most recent increase in succession; and

c.       insurance provided under the original application.

3.                   You may decrease the term insurance benefit only once each policy year.

4.                   We will send you a new policy Schedule showing the decrease.

The amount of coverage after the increase or decrease is effective will become the new term insurance benefit.

If the stated death benefit of the insured base policy is decreased below the term insurance benefit under this rider, we will automatically reduce the Additional Insurance Rider benefit to equal the level of the new stated death benefit.

Conversion Privilege Before Age 70

Subject to the terms below and on a conversion date, the owner may convert this rider to a policy on the life of the Additional Insured.  No evidence of insurability is required in order to exercise this option unless an increase in the death benefit or an additional benefit is requested in connection with the conversion.  The risk class of the new policy will be based on the Additional Insured’s risk class for this rider. The risk class on the new policy will not be higher than the risk class for this rider.

1.                   You must exercise this option in writing and pay the premium due on the new policy.  You may exercise the conversion option on any conversion date.

2.                   The face amount of the new policy may not be less than the minimum amount issued by us on the plan you select.  The face amount of the new policy may be for an amount not to exceed the term insurance benefit in force on the Additional Insured under this rider.

3.                   If you want any additional benefit, such as waiver of specified premium, you will need our consent.  You must submit evidence satisfactory to us that the Additional Insured is still insurable for the same premium class as this policy according to our normal rules.

4.                   The new policy may be a level premium whole life or flexible premium adjustable life policy issued by us.  The premium for the policy will be at our regular rate charged for the plan you select.  The premium will depend on the gender, premium class and attained age nearest birthday of the Additional Insured on the conversion date.

Conversion Date

Conversion dates occur on each monthly processing date prior to the policy anniversary nearest age 70 of the Additional Insured.  On the insured’s death, prior to the death of the Additional Insured, an additional conversion date will be allowed on the 30th day following the date of the insured’s death.  Coverage under this rider will continue to such date.

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Suicide

Death of the Additional Insured from suicide within 2 years from the effective date of this rider, whether the Additional Insured is sane or insane, will limit our total liability for that person to a return of the monthly deductions for this rider.

Death of the Additional Insured from suicide within 2 years from the effective date of an increase in the term insurance benefit, whether sane or insane, will limit our total liability with respect to the increase to return of the cost of insurance monthly deductions for such increase.

Incontestability

After this rider has been in force during the Additional Insured’s life for 2 years from the rider effective date, we will not contest the statements in the application for this rider.

After this rider has been in force during the Additional Insured’s life for 2 years from the effective date of an increase in any benefit with respect to the Additional Insured, we will not contest the statements in the application for such change.

After this rider has been in force during the Additional Insured’s life for 2 years from the effective date of any reinstatement, we will not contest the statements in the application for such reinstatement.

Reinstatement

This rider may be reinstated according to the same rules we require for your policy.  We require satisfactory proof that the Additional Insured is insurable.

Misstatement of Age or Gender

The term insurance benefit under this rider is based on the Additional Insured’s age nearest birthday and gender on the effective date of coverage under this benefit.  If the age or gender shown for this benefit is incorrect, the amount of insurance will be adjusted.  The adjusted term insurance benefit will be that which would be purchased by the most recent cost of insurance charge at the correct age and gender.

Beneficiary.

The beneficiary of proceeds payable upon the death of the Additional Insured is the person insured under the policy unless otherwise provided.  The beneficiary may be changed as permitted by your policy.  Unless specifically stated, a beneficiary change under the policy will not change the beneficiary under this rider.

Termination

This rider will terminate on the first to occur of:

1.                   the policy anniversary nearest the 121st birthday of the insured;

2.                   the policy anniversary nearest the 90th birthday of the Additional Insured;

3.                   the date on which the conversion option is exercised;

4.                   the termination or surrender of the policy; or

5.                   receipt of your written request to cancel this rider.

Signed for the company at Denver, Colorado

SECURITY LIFE OF DENVER INSURANCE COMPANY

/s/ Donald W. Britton	/s/ Joy M. Benner
Donald W. Britton	Joy M. Benner
President	Secretary

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